UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

    APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES


I.   General Identifying Information

1. Reason fund is applying to deregister (check ONLY ONE: for descriptions, SEE Instruction 1 above):

         [X]  MERGER

         [ ]  LIQUIDATION

         [ ]  ABANDONMENT OF REGISTRATION
              (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY
              (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

CDC KOBRICK INVESTMENT TRUST

3.   Securities and Exchange Commission File No.:

         811-8435

4.   Is this an initial Form N-8F or an amendment to previously filed Form N-8F?

         [X]  Initial Application [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

CDC IXIS ASSET MANAGEMENT SERVICES, INC.
399 BOYLSTON STREET
BOSTON, MA 02116

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

COLEEN DINNEEN    (617) 449-2810
C/O CDC IXIS ASSET MANAGEMENT SERVICES, INC.
399 BOYLSTON STREET
BOSTON, MA 02116

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

CDC IXIS ASSET MANAGEMENT SERVICES, INC.
399 BOYLSTON STREET

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BOSTON, MA 02116
(617) 449-2700

CDC IXIS ASSET MANAGEMENT DISTRIBUTORS, L.P.
399 BOYLSTON STREET
BOSTON, MA 02116
(617) 449-2700

VAUGHAN, NELSON, SCARBOROUGH & MCCULLOUGH, L.P.
600 TRAVIS
SUITE 6300
HOUSTON, TX  77002
(713) 224-2545

RS INVESTMENT MANAGEMENT, L.P.
555 CALIFORNIA STREET
SAN FRANCISCO, CA 94101
(415) 591-2700

STATE STREET BANK & TRUST COMPANY
225 FRANKLIN STREET
BOSTON, MA 02110
(617) 786-3000

     Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules
     31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

         [X]  Management Company;

         [ ]  Unit investment trust; or

         [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

         [X]  Open-end [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

MASSACHUSETTS

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

KOBRICK FUNDS LLC
399 BOYLSTON STREET
BOSTON, MA 02116

VAUGHAN, NELSON, SCARBORUGH & MCCULLOUGH, L.P.
600 TRAVIS
SUITE 6300
HOUSTON, TX  77002

RS INVESTMENT MANAGEMENT, L.P.
555 CALIFORNIA STREET
SAN FRANCISCO, CA 94101

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12.  Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

FUNDS DISTRIBUTOR, INC.
60 STATE STREET
BOSTON, MA 02110

CDC IXIS ASSET MANAGEMENT DISTRIBUTORS, L.P.
399 BOYLSTON STREET
BOSTON, MA 02116

13.  If the fund is a unit investment trust ("UIT") provide:  NOT APPLICABLE

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ]  Yes        [X]  No

     If Yes, for each UIT state:
         Name(s):

         File No.: 811-______

         Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X]  Yes        [ ]  No

     If Yes, state the date on which board vote took place:  JULY 30, 2001

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X]  Yes        [ ]  No

     If Yes, state the date on which the shareholder vote took place:
     NOVEMBER 9, 2001

     If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]  Yes        [ ]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:
          NOVEMBER 16, 2001

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     (b)  Were the distributions made on the basis of net assets?

         [X]  Yes        [ ]  No

     (c)  Were the distributions made pro rata based on share ownership?

         [X]  Yes        [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only: NOT APPLICABLE
          Were any distributions to shareholders made in kind?

         [ ]  Yes        [ ]  No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: NOT APPLICABLE

     Has the fund issued senior securities?

         [ ]  Yes        [ ]  No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

         [X]  Yes        [ ]  No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]  Yes        [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ]  Yes        [X]  No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

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     (c)  Will the remaining assets be invested in securities?

         [ ]  Yes        [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]  Yes        [X]  No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

         (i)      Legal expenses:                           $183,264.16
         (ii)     Accounting expenses:                       $79,000.00
         (iii)    Other expenses
                      Sub-Transfer Agency Services           $69,243.75
                      Printing Expenses                      $92,951.02
                      Proxy Expenses                        $208,197.70
                                                       -----------------
         (iv)     Total expenses
                   (sum of lines (i)-(iii)                  $632,656.63
                  above):


     (b)  How were those expenses allocated? NOT APPLICABLE

     (c) Who paid those expenses? KOBRICK FUNDS LLC OR CDC IXIS ASSET MANAGEMENT NORTH AMERICA, L.P.

     CDC KOBRICK INVESTMENT TRUST (THE "REGISTRANT") AND CDC IXIS ASSET MANAGEMENT NORTH AMERICA, L.P. ARE AFFILIATES THROUGH CDC IXIS ASSET MANAGEMENT NORTH AMERICA, L.P.'S OWNERSHIP INTEREST IN KOBRICK FUNDS LLC, THE REGISTRANT'S ADVISER THOUGH JUNE 2001. KOBRICK FUNDS LLC CEASED OPERATIONS BEGINNING ON JULY 1, 2001.

     ADDITIONALLY, THE REGISTRANT'S PRINCIPAL UNDERWRITER, CDC IXIS ASSET MANAGEMENT DISTRIBUTORS, L.P., IS AFFILIATED WITH CDC IXIS ASSET MANAGEMENT NORTH AMERICA, L.P.

     (d)  How did the fund pay for unamortized expenses (if any)? NOT APPLICABLE

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]  Yes        [X]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

         [ ]  Yes        [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

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25.  Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]  Yes        [X]  No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:


FOR KOBRICK CAPITAL FUND AND KOBRICK EMERGING GROWTH FUND:
CDC NVEST STAR GROWTH FUND, A SERIES OF CDC NVEST FUNDS TRUST I

FOR KOBRICK GROWTH FUND:
CDC NVEST LARGE CAP GROWTH FUND, A SERIES OF CDC NVEST FUNDS TRUST I

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-4323

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form N-14 type used and date the agreement was filed:

               THE AGREEMENTS AND PLANS OF REORGANIZATION FOR THE CDC KOBRICK INVESTMENT TRUST (THE "TRUST") WERE FILED AS EXHIBIT 4(A), 4(B) AND 4(C), RESPECTIVELY, TO POST-EFFECTIVE AMENDMENT NO. 1 TO THE TRUST'S REGISTRATION STATEMENT ON FORM N-14 ON DECEMBER 4, 2001.

     (d) If the merger or reorganization agreement had not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

             NOT APPLICABLE

                                  VERIFICATION

     The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of CDC Kobrick Investment Trust; (ii) she is the Assistant Secretary of CDC Kobrick Investment Trust and (iii) all actions by shareholders, trustees and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.


                                                        (Signature)

                                                        /S/ COLEEN DOWNS DINNEEN
                                                            Coleen Downs Dinneen